EXECUTIVE STOCK PURCHASE AND LOAN AGREEMENT


		THIS AGREEMENT, made as of the 8th day of December, 1998 (the "Agreement"), by and between Raymond A. Mason ("Mr. Mason") and Legg Mason, Inc., a Maryland corporation (the "Company").

                         RECITALS

		Mr. Mason is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. In recognition of his service and value to the Company and pursuant to the Legg Mason, Inc. 1996 Equity Incentive Plan (the "Plan"), the Company wishes to sell to Mr. Mason on the terms and conditions set forth herein 120,000 shares (the "Shares") of Common Stock, par value $.10 per share, of the Company (the "Common Stock'). Mr. Mason wishes to purchase the Shares and to borrow certain funds from the Company in order to purchase the Shares. The committee responsible for administration of the Plan (the "Committee") has determined that it would be in the best interest of the Company to retain the services of Mr. Mason and that the advance of the funds so requested for the purpose of purchasing the Shares will provide an important incentive to, and assist in the retention of, Mr. Mason. Accordingly, the Committee has authorized the making of such loan on the terms and conditions set forth herein.

		Now, therefore, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, it is agreed as follows:

	1.	The Company does hereby sell to Mr. Mason, and Mr. Mason
hereby purchases from the Company, at an aggregate price of $3,378,750, one hundred twenty thousand (120,000) shares of Common Stock at $28.15625 per share.

	2.	The Company hereby agrees to lend to Mr. Mason, and Mr.
Mason hereby agrees to borrow from the Company $3,378,750 (the "Loan"). The Loan shall be evidenced by a Note in the form attached hereto as Exhibit A. The Note shall be secured by a Pledge Agreement in the form attached hereto as Exhibit B.

	3.	The Company represents and warrants to Mr. Mason that (i)
this Agreement has been duly authorized by the Committee pursuant to the Plan and constitutes the legal, valid and enforceable obligation of the Company and (ii) the Shares have been duly and validly authorized and, when issued and delivered against payment therefore as provided herein, will be duly and validly issued and fully paid and non-assessable.

        4. Mr. Mason represents and warrants to the Company that the Shares are being purchased for his own account for the purpose of investment and with no view to the redistribution thereof. Mr. Mason further represents and covenants that if in the future he decides to offer or dispose of any Shares or interest therein, he will do so only in compliance with the Securities Act of 1933, as amended, and all applicable state securities laws.

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        5.      The Committee will, following each fiscal year of the Company, commencing with the fiscal year ending March 31, 2000, for which a cash bonus has been authorized for payment to Mr. Mason pursuant to the Legg
Mason, Inc. Executive Incentive Compensation Plan, authorize the payment to
Mr. Mason under that plan of an additional bonus amount equal to 25% of the original principal amount of the Loan (which additional bonus amount shall be reduced to the extent that it, together with all other bonus amounts awarded to Mr. Mason for the fiscal year under that plan, exceeds the maximum bonus amount which the Committee has been authorized to award Mr.
Mason under that plan), provided that the payment of such additional bonus amount shall be conditioned on Mr. Mason's application of such additional bonus toward prepayment of the Loan and in no event will the Committee be required to authorize the payment of any additional bonus amount that exceeds the outstanding principal amount of the Loan.

	6.	All principal amounts of the Loan outstanding, together
with accrued interest thereon, shall be forgiven on the date on which (i) a Change of Control (as defined below) occurs, or (ii) Mr. Mason's employment with the Company is terminated (1) by the Company without Cause (as defined below), (2) by reason of his death or (3) by reason of his permanent disability (as defined in the Company's then applicable long-term disability plan).

                For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred at such time as (i) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "1934 Act")) other than an affiliate of the Company on the date hereof, becomes the beneficial owner (as defined in Rule 13d-3 of the 1934 Act), directly or indirectly, of securities of the Company or a successor representing 50% or more of the combined voting power of the Company's then outstanding securities having the ordinary right to elect directors of the Company or (ii) the Company's stockholders shall have approved any agreement providing for a merger in which the Company will not remain an independent publicly owned company or a consolidation or sale or other disposition of all or substantially all of the assets of the Company.

		For purposes of this Agreement, the term "Cause" shall mean Mr. Mason's intentional gross misconduct that is damaging to the Company in a material way.

	7.	It shall constitute a default under this Agreement and the
Note issued pursuant hereto if the principal or any interest on the Note is not paid when due and payable or if Mr. Mason shall, FOR ANY REASON, cease to be employed by the Company or one of its subsidiaries or affiliates, other than following the occurrence of any event specified in paragraph 5 above that results in the principal of the Loan being forgiven. In the event of such a default that shall remain uncured after ten (10) days written notice from the Company to Mr. Mason, the Company may declare all unpaid principal of and interest on the Note to be immediately due and payable and, in such event the Company shall be entitled, in addition to exercising its rights under the Pledge Agreement, to all other remedies available at law.

	8.	Any dispute or disagreement which shall arise under, or as a result of, or pursuant to, this Agreement shall be determined by the Committee in its absolute and sole discretion, and any such determination or any other determination by the Committee under or pursuant to this Agreement and any interpretation by the Committee of the terms of this Agreement, shall be final, binding and conclusive on all persons affected thereby.

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	9.	Nothing in this Agreement shall be construed to constitute or to be evidence of an agreement or understanding, express or implied, on the part of the Company to employ or retain Mr. Mason for any specific period of time.

       10. The invalidity of any provision of this Agreement shall not affect the validity of any other provision of this Agreement.

       11. This Agreement shall be governed by the laws of the State of Maryland, other than the conflicts of laws provisions thereof, and shall be binding upon and inure to the benefit of the Company and its successors and assigns and Mr. Mason and his heirs, personal representatives and assigns. This Agreement may not be amended except in writing.

		IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first herein written.

                                   Legg Mason, Inc.


                       By:     /s/ Robert F. Price
                       Name:   Robert F. Price
                       Title:  Senior Vice President
                               and General Counsel


                               Raymond A. Mason


                               /s/ Raymond A. Mason